SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 38th BASE AT Malaga

4 aircraft, 39 routes and 2M passengerS P.A. from 2010

500,000 €5 JANUARY SEAT SALE

Ryanair, the world’s favourite airline, today (16th Dec 09) announced it would open its 38th base at Malaga in June 2010 with 4 based aircraft and 19 new routes (39 in total) being launched. Ryanair will create over 200 direct jobs and offer 360 weekly flights to/from Malaga in an investment of over $250 million in the airport.

Ryanair’s 19 new routes from Malaga to Aarhus, Berlin (Schonefeld), Bratislava, Eindhoven, Gothenburg, Krakow, Maastricht, Memmingen (Munich West), Oslo (Torp), Paris (Beauvais), Pisa, Santander, Santiago, Stockholm (Skavsta), Tampere, Valladolid, Venice (Treviso), Wroclaw and Zaragoza will increase Ryanair’s traffic at Malaga to over 2m passengers p.a. which will sustain 2,000 well paid local jobs in the Malaga region.

Ryanair celebrated its new Malaga base by releasing 500,000 €5 January seats for travel on Tuesdays, Wednesdays and Thursdays on 500 routes across its European network in the new year. These €5 seats are available for booking on www.ryanair.com until midnight Thursday (17th Dec).

In Malaga today, Ryanair’s Michael O’Leary said:

“Ryanair is delighted to announce Malaga as our 38th base with 19 new routes from next June which go on sale on www.ryanair.com tomorrow. With a total of 39 low fare routes from Malaga next summer Spanish consumers and visitors can beat the recession by choosing Ryanair’s lowest fares and our no fuel surcharge guarantee on 39 exciting destinations all over Europe including France, Italy and Germany among others. Ryanair’s 2m passengers p.a. will sustain 2,000 jobs locally at Malaga Airport”.

19 New Malaga routes in 2010 to:

To	Date	To	Date
Aarhus	23 Jun	Pisa	24 Jun
Berlin (Sch)	25 Jun	Santander	24 Jun
Bratislava	23 Jun	Santiago	23 Jun
Eindhoven	23 Jun	Stockholm (Skav)	24 Jun
Gothenburg	25 Jun	Tampere	25 Jun
Krakow	24 Jun	Valladolid	23 Jun
Maastricht	23 Jun	Venice (Treviso)	24 Jun
Memmingen	24 Jun	Wroclaw	25 Jun
Oslo (Torp)	23 Jun	Zaragoza	24 Jun
Paris (Beav)	23 Jun

Ends.                              Wednesday, 16th December 2009

For further information
please contact:
Stephen McNamara                       Pauline McAlester
Ryanair Ltd                                    Murray Consultants

Tel: +353-1-8121212                      Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 December, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary